FINANCIAL SUMMARY

(All financial information has been prepared in accordance with IFRS Accounting Standards)

FY2025 First Quarter

(April 1, 2024 through June 30, 2024)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2025 First Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with IFRS Accounting Standards)

English translation from the original Japanese-language document

August 1, 2024

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Koji Sato, President
Contact person	:	Hideaki Hayashi, General Manager, Accounting Division Tel. (0565)28-2121
Payment date of cash dividends	:	—
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2025 First Quarter (April 1, 2024 through June 30, 2024)

(1)	Consolidated financial results (For the first quarter ended June 30)

	(% of change from previous first quarter)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2025 first quarter	11,837,879	12.2	1,308,462	16.7	1,872,258	8.8	1,363,823	2.8	1,333,347	1.7	2,196,759	-14.0
FY2024 first quarter	10,546,831	24.2	1,120,900	93.7	1,720,553	68.4	1,326,890	75.0	1,311,372	78.0	2,553,887	51.3

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2025 first quarter	98.99	98.99
FY2024 first quarter	96.74	96.74

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2025 first quarter	94,037,319	36,779,372	35,737,743	38.0
FY2024	90,114,296	35,239,338	34,220,991	38.0

2.	Cash Dividends

Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2024	—	30.00	—	45.00	75.00
FY2025	—
FY2025 (forecast)		—	—	—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of Consolidated Results for FY2025 (April 1, 2024 through March 31, 2025)

	(% of change from FY2024)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	46,000,000	2.0	4,300,000	-19.7	5,070,000	-27.2	3,570,000	-27.8	265.04

(Note)	Revisions to the forecast of consolidated results since the latest announcement: none

Notes

(1)	Significant changes in the scope of consolidation during the period: none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS Accounting Standards: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2025 first quarter 15,794,987,460 shares, FY2024 16,314,987,460 shares

(ii)	Number of treasury stock at the end of each period: FY2025 first quarter 2,325,417,265 shares,
FY2024 2,840,815,433 shares

(iii)	Average number of shares issued and outstanding in each period: FY2025 first quarter 13,469,159,202 shares,
FY2024 first quarter 13,555,662,829 shares

Review of the Japanese-language originals of the attached condensed quarterly consolidated financial statements by certified public accountants or an audit firm: yes (voluntary)

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION FY2025 First Quarter Financial Summary

Supplemental Material for Financial Results for FY2025 First Quarter

TOYOTA MOTOR CORPORATION FY2025 First Quarter Financial Summary

Financial Results and Position

1. Consolidated Financial Results for FY2025 First Quarter

Financial Results

Consolidated vehicle unit sales in Japan and overseas decreased by 74 thousand units, or 3.2%, to 2,252 thousand units in FY2025 first quarter (the first quarter ended June 30, 2024) compared with FY2024 first quarter (the first quarter ended June 30, 2023). Vehicle unit sales in Japan decreased by 110 thousand units, or 20.8%, to 421 thousand units in FY2025 first quarter compared with FY2024 first quarter. Meanwhile, overseas vehicle unit sales increased by 36 thousand units, or 2.0%, to 1,830 thousand units in FY2025 first quarter compared with FY2024 first quarter.

The results of operations for FY2025 first quarter were as follows:

Sales revenues	11,837.8 billion yen	(an increase of 1,291.0 billion yen or 12.2% compared with FY2024 first quarter)

Operating income	1,308.4 billion yen	(an increase of 187.5 billion yen or 16.7% compared with FY2024 first quarter)

Income before income taxes	1,872.2 billion yen	(an increase of 151.7 billion yen or 8.8% compared with FY2024 first quarter)

Net income attributable to Toyota Motor Corporation	1,333.3 billion yen	(an increase of 21.9 billion yen or 1.7% compared with FY2024 first quarter)

The changes in operating income were as follows:

Marketing efforts	an increase of 70.0 billion yen

Effects of changes in exchange rates	an increase of 370.0 billion yen

Cost reduction efforts	an increase of 55.0 billion yen

Increase or decrease in expenses and expense reduction efforts	a decrease of 225.0 billion yen

Other	a decrease of 82.5 billion yen

TOYOTA MOTOR CORPORATION FY2025 First Quarter Financial Summary

Segment Operating Results

(1) Automotive:

Sales revenues for the automotive operations increased by 1,071.7 billion yen, or 11.1%, to 10,759.7 billion yen in FY2025 first quarter compared with FY2024 first quarter, and operating income increased by 172.2 billion yen, or 18.2%, to 1,117.9 billion yen in FY2025 first quarter compared with FY2024 first quarter. The increase in operating income was mainly due to the effects of changes in exchange rates.

(2) Financial services:

Sales revenues for the financial services operations increased by 230.1 billion yen, or 29.7%, to 1,005.3 billion yen in FY2025 first quarter compared with FY2024 first quarter, and operating income increased by 12.4 billion yen, or 8.4%, to 159.7 billion yen in FY2025 first quarter compared with FY2024 first quarter. The increase in operating income was mainly due to increase in loan balance in sales finance subsidiaries in the United States.

(3) All other:

Sales revenues for all other businesses increased by 9.2 billion yen, or 3.0%, to 315.6 billion yen in FY2025 first quarter compared with FY2024 first quarter, and operating income increased by 0.5 billion yen, or 1.4%, to 40.7 billion yen in FY2025 first quarter compared with FY2024 first quarter.

Geographic Information

(1) Japan:

Sales revenues in Japan increased by 118.5 billion yen, or 2.3%, to 5,224.0 billion yen in FY2025 first quarter compared with FY2024 first quarter, and operating income increased by 179.3 billion yen, or 25.5%, to 881.2 billion yen in FY2025 first quarter compared with FY2024 first quarter. The increase in operating income was mainly due to the effects of changes in exchange rates.

(2) North America:

Sales revenues in North America increased by 910.3 billion yen, or 22.2%, to 5,002.4 billion yen in FY2025 first quarter compared with FY2024 first quarter. However, operating income decreased by 34.5 billion yen, or 28.9%, to 85.0 billion yen in FY2025 first quarter compared with FY2024 first quarter. The decrease in operating income was mainly due to the increase in expenses and others.

(3) Europe:

Sales revenues in Europe increased by 209.9 billion yen, or 16.2%, to 1,509.0 billion yen in FY2025 first quarter compared with FY2024 first quarter, and operating income increased by 41.5 billion yen, or 50.0%, to 124.6 billion yen in FY2025 first quarter compared with FY2024 first quarter. The increase in operating income was mainly due to the decrease in expenses and others.

(4) Asia:

Sales revenues in Asia increased by 267.1 billion yen, or 13.6%, to 2,231.7 billion yen in FY2025 first quarter compared with FY2024 first quarter, and operating income increased by 59.7 billion yen, or 32.1%, to 245.9 billion yen in FY2025 first quarter compared with FY2024 first quarter. The increase in operating income was mainly due to the effects of changes in exchange rates.

(5) Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by 29.2 billion yen, or 2.9%, to 1,053.8 billion yen in FY2025 first quarter compared with FY2024 first quarter. However, operating income decreased by 43.6 billion yen, or 51.1%, to 41.7 billion yen in FY2025 first quarter compared with FY2024 first quarter. The decrease in operating income was mainly due to the unfavorable impact of inflation and weak peso in Argentina.

TOYOTA MOTOR CORPORATION FY2025 First Quarter Financial Summary

2. Consolidated Financial Position for FY2025 first quarter

Financial Position

The financial position for FY2025 first quarter was as follows:

Total assets increased by 3,923.0 billion yen, or 4.4%, to 94,037.3 billion yen at the end of FY2025 first quarter compared with the end of FY2024. Liabilities increased by 2,382.9 billion yen, or 4.3%, to 57,257.9 billion yen at the end of FY2025 first quarter compared with the end of FY2024. Shareholders’ equity increased by 1,540.0 billion yen, or 4.4%, to 36,779.3 billion yen at the end of FY2025 first quarter compared with the end of FY2024.

Overview of Cash Flow

Cash and cash equivalents decreased by 1,814.9 billion yen, or 19.3%, to 7,597.0 billion yen at the end of FY2025 first quarter compared with the end of FY2024.

The increases or decreases for each cash flow activity compared with the previous fiscal year are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by 683.6 billion yen in FY2025 first quarter. Net cash provided by operating activities decreased by 674.5 billion yen from 1,358.2 billion yen in FY2024 first quarter.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash by 2,399.6 billion yen in FY2025 first quarter. Net cash used in investing activities increased by 1,282.5 billion yen from 1,117.0 billion yen in FY2024 first quarter.

Cash flows from financing activities

Net cash flows from financing activities resulted in a decrease in cash by 318.7 billion yen in FY2025 first quarter. Net cash used in financing activities increased by 225.9 billion yen from 92.8 billion yen in FY2024 first quarter.

TOYOTA MOTOR CORPORATION FY2025 First Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Financial Statements and

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

1. Unaudited Condensed Quarterly Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2024	June 30, 2024
Assets
Current assets
Cash and cash equivalents	9,412,060	7,597,094
Trade accounts and other receivables	3,789,429	4,040,297
Receivables related to financial services	11,057,269	11,937,807
Other financial assets	4,702,168	6,029,041
Inventories	4,605,368	4,787,791
Income tax receivable	116,886	163,593
Other current assets	1,031,098	1,168,228

Total current assets	34,714,279	35,723,850

Non-current assets
Investments accounted for using the equity method	5,710,106	5,606,133
Receivables related to financial services	20,637,090	22,468,466
Other financial assets	11,390,559	11,696,448
Property, plant and equipment
Land	1,441,811	1,453,632
Buildings	5,884,749	6,033,632
Machinery and equipment	16,469,032	17,123,075
Vehicles and equipment on operating leases	7,523,911	8,072,550
Construction in progress	1,040,188	1,186,723

Total property, plant and equipment, at cost	32,359,692	33,869,612

Less - Accumulated depreciation and impairment losses	(18,101,905)	(18,855,355)

Total property, plant and equipment, net	14,257,788	15,014,257

Right of use assets	532,835	579,402
Intangible assets	1,355,326	1,356,564
Deferred tax assets	502,230	532,424
Other non-current assets	1,014,083	1,059,773

Total non-current assets	55,400,017	58,313,468

Total assets	90,114,296	94,037,319

TOYOTA MOTOR CORPORATION FY2025 First Quarter Financial Summary

	Yen in millions
	March 31, 2024	June 30, 2024
Liabilities
Current liabilities
Trade accounts and other payables	5,251,357	5,146,699
Short-term and current portion of long-term debt	15,406,284	16,721,672
Accrued expenses	1,863,760	1,956,814
Other financial liabilities	1,700,137	1,896,316
Income taxes payable	1,224,542	689,698
Liabilities for quality assurance	1,836,314	1,929,945
Other current liabilities	1,895,516	1,864,135

Total current liabilities	29,177,909	30,205,278

Non-current liabilities
Long-term debt	21,155,496	22,193,255
Other financial liabilities	495,814	571,385
Retirement benefit liabilities	1,077,962	1,115,760
Deferred tax liabilities	2,219,638	2,222,806
Other non-current liabilities	748,139	949,463

Total non-current liabilities	25,697,049	27,052,669

Total liabilities	54,874,958	57,257,947

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	491,802	491,081
Retained earnings	32,795,365	32,741,232
Other components of equity	4,503,756	5,364,252
Treasury stock	(3,966,982)	(3,255,871)

Total Toyota Motor Corporation shareholders’ equity	34,220,991	35,737,743

Non-controlling interests	1,018,347	1,041,628

Total shareholders’ equity	35,239,338	36,779,372

Total liabilities and shareholders’ equity	90,114,296	94,037,319

TOYOTA MOTOR CORPORATION FY2025 First Quarter Financial Summary

2. Unaudited Condensed Quarterly Consolidated Statement of Income and

 Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the first quarter ended June 30, 2023	For the first quarter ended June 30, 2024
Sales revenues
Sales of products	9,785,454	10,845,224
Financial services	761,377	992,656

Total sales revenues	10,546,831	11,837,879

Costs and expenses
Cost of products sold	8,040,979	8,774,492
Cost of financial services	442,948	634,942
Selling, general and administrative	942,003	1,119,984

Total costs and expenses	9,425,931	10,529,418

Operating income	1,120,900	1,308,462

Share of profit (loss) of investments accounted for using the equity method	193,356	164,937
Other finance income	190,127	173,800
Other finance costs	(23,339)	(16,509)
Foreign exchange gain (loss), net	246,776	236,999
Other income (loss), net	(7,267)	4,570

Income before income taxes	1,720,553	1,872,258

Income tax expense	393,663	508,435

Net income	1,326,890	1,363,823

Net income attributable to
Toyota Motor Corporation	1,311,372	1,333,347
Non-controlling interests	15,518	30,476

Net income	1,326,890	1,363,823

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	96.74	98.99

TOYOTA MOTOR CORPORATION FY2025 First Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first quarter ended June 30, 2023	For the first quarter ended June 30, 2024
Net income	1,326,890	1,363,823
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	375,035	101,831
Remeasurements of defined benefit plans	(3,074)	(5,679)
Share of other comprehensive income of equity method investees	60,922	5,634

Total of items that will not be reclassified to profit (loss)	432,883	101,786

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	760,182	628,685
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(7,604)	(21,714)
Share of other comprehensive income of equity method investees	41,536	124,179

Total of items that may be reclassified subsequently to profit (loss)	794,114	731,149

Total other comprehensive income, net of tax	1,226,997	832,936

Comprehensive income	2,553,887	2,196,759

Comprehensive income for the period attributable to
Toyota Motor Corporation	2,500,599	2,139,964
Non-controlling interests	53,288	56,794

Comprehensive income	2,553,887	2,196,759

TOYOTA MOTOR CORPORATION FY2025 First Quarter Financial Summary

3. Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first quarter ended June 30, 2023

	Yen in millions
	Common stock	Additional paid- in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2023	397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213

Comprehensive income
Net income	—	—	1,311,372	—	—	1,311,372	15,518	1,326,890
Other comprehensive income, net of tax	—	—	—	1,189,227	—	1,189,227	37,770	1,226,997

Total comprehensive income	—	—	1,311,372	1,189,227	—	2,500,599	53,288	2,553,887

Transactions with owners and other
Dividends paid	—	—	(474,781)	—	—	(474,781)	(35,457)	(510,238)
Repurchase of treasury stock	—	—	—	—	(34,377)	(34,377)	—	(34,377)
Reissuance of treasury stock	—	263	—	—	649	911	—	911
Equity transactions and other	—	(995)	—	—	—	(995)	1,003	8

Total transactions with owners and other	—	(733)	(474,781)	—	(33,728)	(509,242)	(34,454)	(543,696)

Reclassification to retained earnings	—	—	99,799	(99,799)	—	—	—	—

Balances at June 30, 2023	397,050	497,995	29,279,685	3,925,624	(3,770,291)	30,330,063	944,341	31,274,404

For the first quarter ended June 30, 2024
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2024	397,050	491,802	32,795,365	4,503,756	(3,966,982)	34,220,991	1,018,347	35,239,338

Comprehensive income
Net income	—	—	1,333,347	—	—	1,333,347	30,476	1,363,823
Other comprehensive income, net of tax	—	—	—	806,618	—	806,618	26,318	832,936

Total comprehensive income	—	—	1,333,347	806,618	—	2,139,964	56,794	2,196,759

Transactions with owners and other
Dividends paid	—	—	(606,338)	—	—	(606,338)	(43,568)	(649,906)
Repurchase of treasury stock	—	—	—	—	(18,972)	(18,972)	—	(18,972)
Reissuance of treasury stock	—	1,356	—	—	866	2,222	—	2,222
Retirement of treasury stock	—	(1,953)	(727,264)	—	729,217	—	—	—
Equity transactions and other	—	(125)	—	—	—	(125)	10,055	9,930

Total transactions with owners and other	—	(721)	(1,333,602)	—	711,111	(623,212)	(33,513)	(656,725)

Reclassification to retained earnings	—	—	(53,878)	53,878	—	—	—	—

Balances at June 30, 2024	397,050	491,081	32,741,232	5,364,252	(3,255,871)	35,737,743	1,041,628	36,779,372

TOYOTA MOTOR CORPORATION FY2025 First Quarter Financial Summary

4. Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

	Yen in millions
	For the first quarter ended June 30, 2023	For the first quarter ended June 30, 2024
Cash flows from operating activities
Net income	1,326,890	1,363,823
Depreciation and amortization	505,809	575,278
Interest income and interest costs related to financial services, net	(174,594)	(197,906)
Share of profit (loss) of investments accounted for using the equity method	(193,356)	(164,937)
Income tax expense	393,663	508,435
Changes in operating assets and liabilities, and other	(802,363)	(1,024,898)
Interest received	488,866	667,642
Dividends received	445,938	467,291
Interest paid	(204,171)	(324,593)
Income taxes paid, net of refunds	(428,464)	(1,186,473)

Net cash provided by (used in) operating activities	1,358,218	683,661

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(458,706)	(405,618)
Additions to equipment leased to others	(636,023)	(1,028,186)
Proceeds from sales of fixed assets excluding equipment leased to others	8,165	10,098
Proceeds from sales of equipment leased to others	460,086	629,911
Additions to intangible assets	(80,030)	(63,862)
Additions to public and corporate bonds and stocks	(614,453)	(1,137,458)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	755,711	649,510
Other, net	(551,805)	(1,053,998)

Net cash provided by (used in) investing activities	(1,117,054)	(2,399,603)

Cash flows from financing activities
Increase (decrease) in short-term debt	138,977	79,936
Proceeds from long-term debt	2,181,694	3,036,195
Payments of long-term debt	(1,869,180)	(2,774,003)
Dividends paid to Toyota Motor Corporation common shareholders	(474,781)	(606,338)
Dividends paid to non-controlling interests	(35,457)	(43,568)
Reissuance (repurchase) of treasury stock	(34,377)	(18,972)
Other, net	268	7,960

Net cash provided by (used in) financing activities	(92,858)	(318,790)

Effect of exchange rate changes on cash and cash equivalents	241,175	219,765

Net increase (decrease) in cash and cash equivalents	389,481	(1,814,966)

Cash and cash equivalents at beginning of period	7,516,966	9,412,060

Cash and cash equivalents at end of period	7,906,447	7,597,094

TOYOTA MOTOR CORPORATION FY2025 First Quarter Financial Summary

5. Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(1) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION FY2025 First Quarter Financial Summary

(2) Segment information

(i) Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

(ii) Segment operating results

For the first quarter ended June 30, 2023:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	9,669,784	761,377	115,670	—	10,546,831
Inter-segment revenues and transfers	18,160	13,803	190,773	(222,736)	—

Total	9,687,944	775,180	306,443	(222,736)	10,546,831
Operating expenses	8,742,306	627,887	266,217	(210,479)	9,425,931

Operating income	945,639	147,293	40,226	(12,256)	1,120,900

For the first quarter ended June 30, 2024:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	10,707,121	992,656	138,102	—	11,837,879
Inter-segment revenues and transfers	52,584	12,710	177,567	(242,861)	—

Total	10,759,705	1,005,366	315,669	(242,861)	11,837,879
Operating expenses	9,641,799	845,627	274,879	(232,888)	10,529,418

Operating income	1,117,906	159,738	40,790	(9,973)	1,308,462

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed quarterly consolidated financial statements. Transfers between segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION FY2025 First Quarter Financial Summary

(iii) Geographic information

For the first quarter ended June 30, 2023:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,588,180	4,025,715	1,255,454	1,702,911	974,571	—	10,546,831
Inter-segment revenues and transfers	2,517,373	66,358	43,613	261,668	50,073	(2,939,086)	—

Total	5,105,553	4,092,074	1,299,067	1,964,579	1,024,644	(2,939,086)	10,546,831
Operating expenses	4,403,604	3,972,416	1,215,976	1,778,377	939,236	(2,883,679)	9,425,931

Operating income	701,949	119,658	83,090	186,202	85,408	(55,406)	1,120,900

For the first quarter ended June 30, 2024:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,470,246	4,914,562	1,461,791	1,950,769	1,040,512	—	11,837,879
Inter-segment revenues and transfers	2,753,849	87,865	47,215	281,006	13,345	(3,183,279)	—

Total	5,224,094	5,002,427	1,509,006	2,231,775	1,053,857	(3,183,279)	11,837,879
Operating expenses	4,342,815	4,917,366	1,384,330	1,985,829	1,012,062	(3,112,985)	10,529,418

Operating income	881,279	85,061	124,676	245,946	41,795	(70,294)	1,308,462

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION FY2025 First Quarter Financial Summary

(iv) Sales revenues by location of external customers

	Yen in millions
	For the first quarter ended June 30,
	2023	2024
Japan	1,888,484	1,738,709
North America	4,031,922	4,934,278
Europe	1,225,994	1,419,779
Asia	1,786,939	1,976,558
Other	1,613,493	1,768,555

Total	10,546,831	11,837,879

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

Supplemental Material for Financial Results for FY2025 First Quarter (Consolidated)

< IFRS >

	FY2024										FY2025		FY2025
	1Q (2023/4-6)		2Q (2023/7-9)		3Q (2023/10-12)		4Q (2024/1-3)		12 months (‘23/4-‘24/3)		1Q (2024/4-6)		Forecast 12 months (‘24/4-‘25/3)
Vehicle Production (thousands of units)	2,345		2,379		2,444		2,095		9,263		2,186
(Japan) –including Daihatsu & Hino	1,025		1,090		1,115		813		4,042		901
[Daihatsu & Hino]	[190	]	[232	]	[247	]	[65	]	[734	]	[141	]
(Overseas) –including Daihatsu & Hino	1,321		1,289		1,328		1,282		5,221		1,285
[Daihatsu & Hino]	[118	]	[139	]	[134	]	[114	]	[506	]	[106	]
North America	520		482		475		499		1,976		523
Europe	223		161		238		224		846		215
Asia	437		498		489		453		1,876		434
Central and South America	102		105		91		85		383		87
Africa	39		44		35		22		140		26
Vehicle Sales (thousands of units)	2,326		2,418		2,551		2,148		9,443		2,252		9,500
(Japan) –including Daihatsu & Hino	532		540		558		363		1,993		421		1,870
[Daihatsu & Hino]	[134	]	[141	]	[154	]	[48	]	[477	]	[84	]	[330	]
(Overseas) –including Daihatsu & Hino	1,794		1,878		1,993		1,784		7,450		1,830		7,630
[Daihatsu & Hino]	[69	]	[74	]	[64	]	[64	]	[271	]	[61	]	[270	]
North America	682		703		776		655		2,816		705		2,870
Europe	286		270		327		308		1,192		291		1,160
Asia	417		478		480		428		1,804		436		1,940
Central and South America	128		126		120		136		510		114		500
Oceania	76		87		80		74		318		82		300
Africa	59		62		55		46		221		49		260
Middle East	143		149		151		136		579		151		600
Other	3		2		3		2		10		2
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,751		2,845		2,968		2,526		11,090		2,636		10,950

Supplemental 1

Supplemental Material for Financial Results for FY2025 First Quarter (Consolidated)

< IFRS >

	FY2024					FY2025		FY2025
	1Q (2023/4-6)	2Q (2023/7-9)	3Q (2023/10-12)	4Q (2024/1-3)	12 months (‘23/4-‘24/3)	1Q (2024/4-6)		Forecast 12 months (‘24/4-‘25/3)
Foreign Exchange Rates
Yen to US Dollar Rate	137	145	148	149	145	156		as premise: 145
Yen to Euro Rate	150	157	159	161	157	168		as premise: 160
Number of Employees	379,659	381,576	380,737	380,793	380,793	384,954	(Note 1)
Sales Revenues (billions of yen)	10,546.8	11,434.7	12,041.1	11,072.6	45,095.3	11,837.8		46,000.0
Geographic Information
Japan	5,105.5	5,404.7	5,626.8	4,883.5	21,020.7	5,224.0
North America	4,092.0	4,504.2	4,958.1	4,388.6	17,943.0	5,002.4
Europe	1,299.0	1,359.4	1,520.7	1,502.4	5,681.7	1,509.0
Asia	1,964.5	2,346.6	2,371.3	2,048.2	8,730.7	2,231.7
Other	1,024.6	1,165.1	974.0	1,225.9	4,389.7	1,053.8
Elimination	-2,939.0	-3,345.3	-3,410.0	-2,976.3	-12,670.7	-3,183.2
Business Segment
Automotive	9,687.9	10,477.3	11,065.7	10,035.1	41,266.2	10,759.7
Financial Services	775.1	846.1	922.3	940.4	3,484.1	1,005.3
All Other	306.4	319.2	357.4	385.0	1,368.1	315.6
Elimination	-222.7	-207.9	-304.4	-288.0	-1,023.2	-242.8
Operating Income (billions of yen)	1,120.9	1,438.3	1,680.9	1,112.6	5,352.9	1,308.4		4,300.0
(Operating Income Ratio) (%)	(10.6)	(12.6)	(14.0)	(10.0)	(11.9)	(11.1)		(9.3)
Geographic Information
Japan	701.9	879.1	1,104.1	799.0	3,484.2	881.2
North America	119.6	169.4	227.4	-10.2	506.3	85.0
Europe	83.0	99.3	103.1	102.5	388.0	124.6
Asia	186.2	224.9	238.4	215.9	865.5	245.9
Other	85.4	104.2	9.2	-0.6	198.3	41.7
Elimination	-55.4	-38.7	-1.5	5.9	-89.6	-70.2
Business Segment
Automotive	945.6	1,301.6	1,472.6	901.5	4,621.4	1,117.9
Financial Services	147.2	97.6	172.0	153.0	570.0	159.7
All Other	40.2	39.5	44.1	51.2	175.2	40.7
Elimination	-12.2	-0.4	-7.9	6.8	-13.8	-9.9
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	193.3	185.1	217.6	166.9	763.1	164.9		680.0
Income before Income Taxes (billions of yen)	1,720.5	1,800.9	1,835.5	1,608.0	6,965.0	1,872.2		5,070.0
(Income before Income Taxes Ratio) (%)	(16.3)	(15.7)	(15.2)	(14.5)	(15.4)	(15.8)		(11.0)
Net Income Attributable to Toyota Motor Corporation (billions of yen)	1,311.3	1,278.0	1,357.8	997.6	4,944.9	1,333.3		3,570.0
(Net Income Ratio) (%)	(12.4)	(11.2)	(11.3)	(9.0)	(11.0)	(11.3)		(7.8)
Dividends
Cash Dividends (billions of yen)	—	405.4	—	606.3	1,011.7	—	(Note 2)
Cash Dividends per Share (yen)	—	30	—	45	75	—
Payout Ratio (%)	—	15.6	—	25.7	20.4	—
Value of Shares Repurchased (billions of yen)[actual purchase]	34.3	82.1	75.0	39.4	231.0	18.9	(Note 3)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	99.9	—	1,000.0	1,099.9	—	(Note 3) (Note 4)
Number of Outstanding Shares (thousands)	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	15,794,987

Supplemental 2

Supplemental Material for Financial Results for FY2025 First Quarter (Consolidated)

< IFRS >

	FY2024					FY2025		FY2025
	1Q (2023/4-6)	2Q (2023/7-9)	3Q (2023/10-12)	4Q (2024/1-3)	12 months (‘23/4-‘24/3)	1Q (2024/4-6)		Forecast 12 months (‘24/4-‘25/3)
R&D Expenses (billions of yen)	294.8	314.0	289.2	304.2	1,202.3	304.6		1,300.0	(Note 5)
Depreciation Expenses (billions of yen)	298.3	303.2	302.9	343.8	1,248.4	352.3		1,380.0	(Note 6)
Geographic Information
Japan	140.7	139.5	133.6	152.8	566.7	148.6
North America	79.4	84.5	91.4	122.4	377.8	120.4
Europe	21.4	23.4	21.3	15.9	82.1	23.4
Asia	46.1	44.6	45.4	45.4	181.6	48.3
Other	10.5	11.1	11.0	7.2	40.0	11.4
Capital Expenditures (billions of yen)	366.6	442.8	486.9	714.4	2,010.8	368.0		2,150.0	(Note 6)
Geographic Information
Japan	144.0	175.2	174.0	354.3	847.6	163.2
North America	154.1	159.5	182.6	226.2	722.5	115.9
Europe	12.5	28.9	23.4	23.9	88.8	17.4
Asia	41.1	54.9	89.4	82.7	268.2	52.6
Other	14.7	24.2	17.3	27.1	83.5	18.6
Total Liquid Assets (billions of yen)	12,287.8	13,808.6	14,143.6	15,079.5	15,079.5	15,585.7	(Note 7)
Total Assets (billions of yen)	80,131.2	83,661.3	84,232.1	90,114.2	90,114.2	94,037.3
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	30,330.0	31,893.1	32,561.6	34,220.9	34,220.9	35,737.7
Return on Equity (%)	17.9	16.4	16.9	12.0	15.8	15.2
Return on Asset (%)	6.8	6.2	6.5	4.6	6.0	5.8
Number of Consolidated Subsidiaries (including Structured Entities)					577
Number of Associates and Joint Ventures Accounted for Using the Equity Method					165

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2025 (billions of yen, approximately)	1Q (2024/4-6)
Marketing Efforts	70.0
Effects of Changes in Exchange Rates	370.0
Cost Reduction Efforts	55.0
From Engineering	35.0
From Manufacturing and Logistics	20.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-225.0
Other	-82.5
(Changes in Operating Income)	187.5
Non-operating Income	-35.8
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	-28.4
Income tax expense, Net Income Attributable to Non-controlling Interests	-129.7
(Changes in Net Income Attributable to Toyota Motor Corporation)	21.9

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 4)

Shareholder return on Net Income for the period (Stated the maximum total purchase price for the repurchase of shares during the repurchase period, or the actual purchase price of shares repurchased after the completion of the repurchase period.)

(Note 5)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 7)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3

FY2025 First Quarter Financial Results

Cautionary Statement with Respect to Forward-Looking Statements and Caution Concerning Insider Trading This presentation contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates (particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound), stock prices and interest rates; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources. A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Caution concerning Insider Trading Under Japanese securities laws and regulations (the “Regulations”), subject to certain exceptions, any person who receives certain material information relating to the business, etc. of Toyota which may be contained in this document is prohibited from trading in Toyota’s shares or certain other transactions related to such shares (as set forth in the Regulations) until such material information is deemed to be made public. Under the Regulations, material information is deemed to be made public when (i) such material information is notified to a stock exchange and is disclosed by ways of electromagnetic means as prescribed by the ordinance of the Cabinet Office (posting on the TDnet (Timely Disclosure Network) information service ) or (ii) twelve (12) hours have elapsed since a listed company, such as Toyota, disclosed such material information to at least two (2) media sources as prescribed by the Regulations.

FY2025 First Quarter Results Summary Actual Operating income 1.3 trillion yen (+0.2 trillion yen YoY) ãƒ»Despite a decrease in production and sales volume in Japan, there was an increase in profit due to the effects of foreign exchange rates and cost reduction efforts. We will continue to work on maintaining and improving our profit structure.—We would like to express our heartfelt appreciation to our customers around the world who chose us.—Despite the inability to maintain stable production in Japan due to factors such as certification issues and recalls, we achieved an increase in profit thanks to the support of all our stakeholders, including suppliers and dealers.—We will firmly strengthen our foundations and proactively invest in human resources as well as in the future. We will continue to accelerate our activities.

FY2025 First Quarter Financial Performance

Consolidated Vehicle Sales (thousands of vehicles) 2,500 2,326 2,252 96.8% Japan 2,000 532 421 79.2% N. America Europe 1,500 682 705 103.3% Asia 1,000 286 291 101.7% Other Central and 417 436 104.5% South America, 500 Oceania, Africa, 408 398 97.4% The Middle East, etc. 0 2023.4-6 2024.4-6 YoY Reference (retail) Toyota and Lexus Vehicle Sales 2,538 2,491 98.1% Electrified Vehicle [%] 868 [34.2%] 1,075 [43.2%] 123.9%    HEV 807 998 123.8% PHEV 31 34 108.5% BEV 29 43 149.5% FCEV 1 0 28.8% Total Retail Vehicle Sales 2,751 2,636 95.8%

Consolidated Financial Summary (billions of yen) 2023.4-6 2024.4-6 Change Sales Revenues 10,546.8 11,837.8 +1,291.0 Operating Income 1,120.9 1,308.4 +187.5 Margin 10.6% 11.1% Other Income 599.6 563.7 -35.8 Share of Profit (Loss) of Investments 193.3 164.9 * -28.4 Accounted for Using the Equity Method Income before Income Taxes 1,720.5 1,872.2 +151.7 Net Income Attributable to 1,311.3 1,333.3 +21.9 Toyota Motor Corporation Margin 12.4% 11.3% US $ 137 yen 156 yen +19 yen FOREX Rates € 150 yen 168 yen +18 yen * Regarding Japan: 130.0 (+7.6 year on year), China: 14.9 (-39.4 year on year), Other: 19.9 (+3.3 year on year)

Analysis of Consolidated Operating Income (billions of yen) Excluding the overall impact of foreign exchange rates and swap valuation gains/losses, etc. -100.0 +55.0 +70.0 -225.0 +370.0 Marketing -82.5 1,308.4 Cost Efforts *2 Increase or 1,120.9 Reduction Other *4 Efforts Decrease in Effects of Expenses and FOREX Expense Reduction Rates *1 Efforts *3 Which includes: Strengthening Foundation of Suppliers/ Materials Prices -40.0 Cost Reduction +95.0 2023.4-6 2024.4-6 137 yen/US$ Operating Income (+187.5) 156 yen/US$ 150 yen/ € 168 yen/ € *1 Details *2 Details *3 Details *4 Details Transactional (Imports/Exports) +310.0 Volume, Model Mix -50.0 Labor Cost -75.0 Valuation Gains / Losses from Swaps, etc. -11.9 —US $ +240.0 Value Chain +40.0 Depreciation Expenses -15.0 Impact of Inflation Accounting, etc. -35.8 —€ +35.0 —Financial Services ±0.0 R&D Expenses -15.0 Other -34.8 —Other +35.0—Accessories / Spare Parts Expenses, etc. -120.0 / +40.0    Used Vehicle / Connected, etc. Translational FOREX Impact Concerning +60.0 Overseas Subsidiaries, etc. Other +80.0

Geographic Operating Income [ ] Margin Consolidated Vehicle Sales (thousands of vehicles) Operating Income (billions of yen) (excluding Valuation Gains/Losses relating to Swaps, etc.) Japan N. America Europe Asia Other Incl. China (excl. investments accounted 682 705 103.3% for using the equity method of associates and joint ventures) 532 421 79.2% 417 436 104.5% 408 398 97.4% 286 291 101.7% +184.4 700.7 885.2 [13.7%] [16.9%] +57.6 -22.5 +41.7 -46.9 123.3 100.7 123.8 [3.0%] 82.0 [8.2%] 244.6 80.5 [2.0%] 186.9 [11.0%] [6.3%] [7.9%] 33.6 [9.5%] [3.2%] 2023.4-6 2024.4-6 2023.4-6 2024.4-6 2023.4-6 2024.4-6 2023.4-6 2024.4-6 2023.4-6 2024.4-6 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen 701.9 881.2 119.6 85.0 83.0 124.6 186.2 245.9 85.4    41.7

China Business / Financial Services (Ref.) China Business Financial Services Operating Income of Consolidated Subsidiaries (billions of yen) Operating Income (billions of yen) Share of Profit of Investments Accounted for Using the Equity Excluding Valuation Gains/Losses relating to Swaps, etc. Method of Associates and Joint Ventures (billions of yen) Toyota and Lexus Vehicle Retail Sales (thousands of vehicles) 499 411 (82.4%) 53.6 +24.4 -9.0 169.0 Effects of Effects of 144.5 Increase in Marketing Loan Balance, Activities, etc. etc. 44.6 54.3 -39.4 Effects of Marketing Activities, etc. 14.9 2023.4-6 2024.4-6 2023.4-6 2024.4-6 Operating Income including Valuation Gains/Losses relating to Swaps, etc. (billions of yen) 147.2 159.7

(Ref.) Transition of Financial Performance

TOYOTA



Consolidated Vehicle Sales
(thousands of vehicles)
7,646
8,230
8,822
9,443
9,500
2021.3
2022.3
2023.3
2024.3
2025.3



Sales Revenues (trillions of yen)
27.2
31.3
37.2
45.0
46.0
2021.3
2022.3
2023.3
2024.3
2025.3



Operating Income (billions of yen)
Operating Margin (%)
8.1
9.5
7.3
11.9
9.3
2,197.7
2,995.6
2,725.0
5,352.9
4,300.0
2021.3
2022.3
2023.3
2024.3
2025.3



Net Income Attributable to Toyota Motor Corporation
(billions of yen)
Net Margin (%)
8.3
9.1
6.6
11.0
7.8
2,245.2
2,850.1
2,451.3
4,944.9
3,570.0
2021.3
2022.3
2023.3
2024.3
2025.3



Total Liquid Assets*1
(billions of yen)
11,579.4
10,517.3
11,313.7
15,079.5
15,585.7
8,051.4
8,341.3
9,027.7
12,651.6
13,086.2
Interest-Bearing Debt*2
Net Liquid Assets
2021.3
2022.3
2023.3
2024.3
2024.6



Total Shareholder Return
(billions of yen)
Dividend per Share (yen) *3
48
52
60
75
921.0
1,153.8
1,116.9
2,111.7
671.0
718.2
816.9
1,011.7
Share Repurchase
Dividend
2021.3
2022.3
2023.3
2024.3



R&D Expenses*4 (billions of yen)
Ratio to Sales Revenues (%)
4.0
3.6
3.3
2.7
2.8
1,090.4
1,124.2
1,241.6
1,202.3
1,300.0
2021.3
2022.3
2023.3
2024.3
2025.3



Capital Expenditures (billions of yen)
Depreciation Expenses
1,293.2
1,343.0
1,605.8
2,010.8
2,150.0
876.9
1,007.2
1,185.0
1,248.4
1,380.0
2021.3
2022.3
2023.3
2024.3
2025.3

*1 Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services. *2 Not including lease liabilities

*3 Dividends per common share on a post-stock split (a five-for-one stock split of shares of our common stock that was conducted on October 1, 2021) basis

*4 R&D activity related expenditures incurred during the reporting period

Forecast

10

(Ref.) Definitions of Consolidated and Retail Vehicle Sales Daihatsu- and Hino- brand vehicles Distributors or Total Consolidated Dealers Retail Vehicle Vehicle Customers outside Toyota Sales and Sales Number of vehicles produced for wholesale by Toyota Motor Corporation and its consolidated subsidiaries Lexus Number of vehicles produced for wholesale by Toyota’s consolidation Vehicle unconsolidated entities (e.g. joint ventures in China, etc.)Sales *There are a limited number of exceptional cases where sales are made other than in accordance with the flowchart above. 11